                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X              Form 40-F
                                ---                       ---

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                      Yes                       No  X
                          ---                      ---

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

2004 3RD QUARTER OPERATING RESULTS

      On October 26, 2004, Shinhan Financial Group announced its operation results for the 3rd quarter of 2004 at Korea Stock Exchange. Followings are the key figures we announced through a fair disclosure to the Korea Stock Exchange. Full IR presentation material is available at our website
(www.shinhangroup.com).

      The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully reviewed by our independent auditor yet, and therefore they are subject to changes in the due course of review process.

Operation results of Shinhan Financial Group (QoQ)
                                                            (in millions of KRW)

                             3rd quarter    2nd quarter      % change      3rd quarter     % change
                                2004            2004           (QoQ)          2003          (QoQ)
                            -------------- --------------- -------------- -------------- -------------
Operating Revenue             3,049,859       3,041,768          0.27%      2,008,092        51.88%
Operating Income                406,398         419,243         -3.06%        204,584        98.65%
Ordinary Income                 414,463         425,022         -2.48%        234,905        76.44%
Net Income                      324,212         324,297         -0.03%        155,845       108.03%


Operation results of Shinhan Financial Group (For the 9 months)
                                                            (in millions of KRW)

                           For the 9 months period     For the 9 months period ended on
                         ended on September 30, 2004          September 30, 2003            % change
                        ------------------------------ ---------------------------------- --------------
Operating Revenue                9,430,436                          4,994,040                  88.83%
Operating Income                 1,138,141                            384,460                 196.04%
Ordinary Income                    794,581                            440,828                  80.25%
Net Income                         794,581                            258,231                 207.70%

Net Income of Major Subsidiaries (QoQ)
                                                            (in millions of KRW)

                             3rd quarter    2nd quarter      % change      3rd quarter
                                2004            2004           (QoQ)          2003       % change (QoQ)
                            -------------- --------------- -------------- -------------- --------------
Shinhan Bank                   216,205         223,800         -3.39%        161,375          33.98%
Chohung Bank                    61,318          91,388        -32.90%       -339,096             n.a
Shinhan Card                     2,587           1,311         97.33%        -32,689             n.a
Good Morning Shinhan
  Securities                     5,819           8,413        -30.83%          6,932         -16.06%


Net Income of Major Subsidiaries (For 9 months)
                                                            (in millions of KRW)

                                For the 9 month period        For the 9 month period
                             ended on September 30, 2004   ended on September 30, 2003     % change
                            ------------------------------ ----------------------------- -------------
Shinhan Bank                            693,413                      313,075                121.48%
Chohung Bank                            188,826                     -758,378                    n.a
Shinhan Card                             -1,293                     -106,611                    n.a
Good Morning Shinhan
  Securities                             38,329                       30,541                 25.50%

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            -----------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : October 26, 2004